UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

JAGUAR HEALTH, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title Class of Securities)

47010C300

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

280 Park Avenue, 3rd Floor West

New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47010C300

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 33,149,556 Shares*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 33,149,556 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,149,556 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 42.2%**

14	Type of Reporting Person: PN

* Consists of 5,524,926 shares of Series A Convertible Participating Preferred Stock, par value $0.0001 per share, each of which is convertible into voting common stock of the Issuer (as defined herein) at the rate of approximately one share of Series A Convertible Participating Preferred Stock for 6.0 shares of voting common stock of the Issuer.

** Assumes the conversion of shares of Series A Convertible Participating Preferred Stock into voting common stock of the Issuer and is based on 78,533,078 shares of voting common stock of the Issuer outstanding on March 22, 2019, calculated on an as-converted basis, based on information provided by the Issuer.

CUSIP No. 47010C300

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 33,149,556 Shares *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 33,149,556 Shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,149,556 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 42.2%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 47010C300

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 33,149,556 Shares *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 33,149,556 Shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,149,556 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 42.2%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page

Statement on Schedule 13D

This Amendment No. 4 (“Amendment No. 4”), filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 2, 2018 (the “Schedule 13D”), as amended on June 18, 2018 by that certain Amendment No. 1 (“Amendment No. 1”), on October 4, 2018 by that certain Amendment No. 2 (“Amendment No. 2”) and on March 15, 2019 by that certain Amendment No. 3 (“Amendment No. 3”, and with Amendment No. 1 and Amendment No. 2 the “Amendments”), relating to the voting common stock, $0.0001 par value per share (the “Voting Common Stock”), of Jaguar Health, Inc., a Delaware corporation (the “Issuer”). All capitalized terms used herein, unless otherwise defined herein, shall have the meanings set forth in the Schedule 13D, as amended by the Amendments.

Item 4.

Item 4 is hereby amended to include the following:

This Amendment No. 4 is being filed in connection with the Issuer determining to enter into securities purchase agreements from time to time (each, a “Securities Purchase Agreement”) with selected accredited investors (each, an “Investor”), pursuant to which the Issuer intends to issue up to $5.5 million aggregate principal amount of promissory notes (collectively, the “Notes”) to such Investors (the series of related transactions being, collectively, the “Bridge Financing”). The Notes bear interest at the rate of 12% per annum and mature on July 18, 2019 (the “Maturity Date”).

Pursuant to the Securities Purchase Agreements, an Investor may elect to purchase either a Note that is subject to a mandatory exchange provision (each a “125% Coverage Note”) or a Note that is not subject to a mandatory exchange provision but is otherwise substantially the same as the 125% Coverage Note (each, a “75% Coverage Note”).  The mandatory exchange provision in the 125% Coverage Notes provides that, at the Issuer’s option upon the consummation of an underwritten public offering by the Issuer on or before the Maturity Date (the “Public Offering”) of the Voting Common Stock, the principal amount of the 125% Coverage Notes plus any unaccrued interest thereon will be mandatorily exchanged into shares of the Voting Common Stock (the “Exchange Shares”) at a price equal to the per share price at which the Issuer issues Voting Common Stock in the Public Offering (the “Exchange Price”).

The terms and conditions of the Bridge Financing, including warrants issued therein, are described in the Issuer’s Form 8-K, as filed with the SEC on March 22, 2019 (the “Bridge 8-K”). The above summary is qualified in its entirety by reference to the full text of the Bridge 8-K, including the exhibits thereto.

Pursuant to the terms of the Notes, Sagard will have the option, exercisable at any time upon written notice, to purchase from the Investors all or any portion of the Notes (but not the warrants) issued in the Bridge Financing at a price per Note equal to the unpaid principal being purchased, including all accrued and unpaid interest thereon. If Sagard provides such notice of exercise, the terms of the Notes provide that the parties will work in good faith to close any such transaction within five (5) days. The Issuer has agreed that Sagard would, upon the exercise of its purchase option, be entitled to the same registration rights as those held by the original holder of any 125% Coverage Note. The above summary of Sagard’s option right is qualified in its entirety by reference to the full text of the Notes, forms of which are included herein as Exhibits I and J, and the Bridge 8-K.

Item 5.

Item 5 is hereby amended and restated in its entirety as follows:

(a)               The Reporting Persons beneficially own in the aggregate 33,149,556 shares of Voting Common Stock issuable upon the conversion of 5,524,926 shares of Preferred Stock directly held by Sagard. None of the other Reporting Persons directly holds any of the securities or shares of Preferred Stock or shares of Common Stock disclosed in this Statement.

Based on information provided by the Issuer, there are 45,383,522 shares of Voting Common Stock outstanding as of March 22, 2019. The Reporting Persons beneficially own 5,524,926 shares of Preferred Stock, which are currently convertible into an aggregate of 33,149,556 Shares pursuant to the terms of the Certificate of Designation, as amended. As a result, on an as-converted basis, each Reporting Person may be deemed to beneficially own 42.2% of the outstanding shares of Voting Common Stock (on an as-converted basis).

The change in the Reporting Persons’ percentage beneficial ownership reported in this Amendment No. 4 resulted from additional issuances of Voting Common Stock by the Issuer and is not due to any change in the actual number of shares beneficially owned by the Reporting Persons.

Because the Exchange Price is a floating price that is outside the control of Sagard and will not become fixed until the occurrence of a specified event, the date of which is unknown (i.e., the setting of the per share price in the Public Offering), the Beneficial Owners are unable to calculate, and not reporting, any change in their beneficial ownership of the Issuer as a result of the Bridge Financing at this time.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada (“PCC”) and certain of its subsidiaries, including Sagard. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership of shares of Voting Common Stock (on an as-converted basis) reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of March 14, 2019.

(b)               Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote: 33,149,556 shares of Voting Common Stock; except that, as disclosed above in Amendment No. 3, the COD Amendment limits the rights of the holders of Preferred Stock to vote with the Voting Common Stock on an-as-converted basis, only if and to the extent required by Nasdaq Rule 5640.

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition: 33,149,556 shares of Voting Common Stock

The power to vote or direct the vote or to dispose or direct the disposition of the shares of Preferred Stock and/or shares of Voting Common Stock issuable upon conversion thereof reported herein is shared among the Reporting Persons.

(c)                Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)               Not applicable.

(e)                Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended as follows:

See Item 4, as amended by this Amendment 4, for a description of the Bridge Financing, the Note and Sagard’s option right with respect to the Notes.  The Bridge 8-K, including all exhibits thereto, is incorporated herein by reference.

Item 7.                                 Material to be Filed as Exhibits.

Exhibits I and J are hereby added to the Schedule 13D as set forth in the following exhibits.

Exhibit I                                                 Form of 75% Coverage Note (incorporated by reference to Exhibit 4.1 to the Bridge 8-K)

Exhibits J                                            Form of 125% Coverage Note (incorporated by reference to Exhibit 4.2 to the Bridge 8-K)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2019	SAGARD CAPITAL PARTNERS, L.P.

	By:	Sagard Capital Partners GP, Inc., its general partner

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS GP, INC.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

	By:	/s/ Samuel Robinson
Name: Samuel Robinson
Title: President